EYI Industries, Inc. Signs Chinese Agency
Agreement With CEIEC
BURNABY, British Columbia, (September 26, 2005) - EYI Industries, Inc. ("EYI") (OTCBB: EYII) (http://www.StopDrinkingPoison.com), a marketer of products that promote well-being and a healthy lifestyle, is pleased to announce that it's wholly owned subsidiary Essentially Yours Industries (Hong Kong) Limited, has entered into an agreement for the sale of an undisclosed number of Patented Code BlueTM Water Filtration Systems over a 2-year period with China Electronics Import and Export South China Corporation ("CEIEC") through its wholly owned subsidiary.

Subject to the provisions of the agreement, CEIEC may purchase up to an estimated $US 210 Million worth of product as per the following Purchase
Plan:
Fiscal 2006 ($US 42,000,000)
Q1 = $US 700,000
Q2 = $US 2,800,000
Q3 = $US 14,000,000
Q4 = $US 24,500,000

Fiscal 2007 ($US 168,000,000)
Q1 = $US 31,500,000
Q2 = $US 38,500,000
Q3 = $US 45,500,000
Q4 = $US 52,500,000

Under the terms of the agreement, EYI will issue an Exclusive Agency Certificate to CEIEC, thereby granting CEIEC the exclusive right to distribute the Code BlueTM Water Filtration System throughout China for a period of two (2) years. In order to maintain exclusive agency rights in China, CEIEC must purchase a minimum of $21,000,000 in product in each of the years 2006 and 2007. CEIEC reserves the right, upon reasonable notice, to increase, or decrease, the number of Code BlueTM units that it purchases under the Purchase Plan, based on its evaluation of market demand in China. CEIEC will commence purchases under the Purchase
Plan commencing in October 2005, and will place subsequent purchase orders on a quarterly basis.

The CEIEC, located in South China, is the largest exporter and importer of electronic products in China and was the first Chinese enterprise to establish sales and cooperative relations with foreign brand name enterprises such as Hitachi, Sharp, Mitsubishi, Panasonic, Siemens, Casio, Phillips, Hewlett-Packard, LG and Samsung. Currently, the CEIEC is under the direction of the Chinese government and has extensive business relations with nearly 100 countries and regions and imports/exports over $USD 1 Billion in products every year.

The Code BlueTM Portable Water Filtration System removes Arsenic and other contaminates to a negligible level from drinking water. China's large rural population and poor infrastructure in those outlying regions have created a huge demand for the Code BlueTM system which will facilitate the removal of harmful toxins from water, making it safe for human consumption.

Essentially Yours Industries (Hong Kong) Limited President and CEO, Dori O'Neill stated, "As evidenced by this agreement, our recent trip to Hong Kong proved to be very productive. Not only have we established the infrastructure to support our sales initiatives in Asia, we have inked an agreement with a well established and reputable company in China." Mr. O'Neill went on to say, "We are extremely excited to see this agreement with the CEIEC come to fruition as it opens up the world's largest consumer base and fastest growing global economy to EYI."

EYI's President, Jay Sargeant stated, "This agreement with CEIEC represents many months of hard work and negotiations by the entire EYI team and we are very proud to finally announce that we have an agreement in hand with CEIEC, which, if successfully completed, will be worth up to an estimated $US 210 Million in sales over 2 years." Mr. Sargeant added, "As always, we would like to thank our loyal shareholders who continue to believe in EYI and the EYI business model. I can assure you that we are doing everything in our power to create shareholder value."

This press release is available on the company's official online investor relations site for investor commentary, feedback and questions. Investors are asked to visit the EYI Industries IR Hub located at http://www.agoracom.com/IR/EYI Alternatively, investors can e-mail
AGORA Investor Relations directly at EYII@Agoracom.com.
About EYI  (http://www.StopDrinkingPoison.com )

EYI Industries, Inc., through its subsidiary Essentially Yours Industries, Inc.
(EYI), markets products that promote health and well-being. Recently, EYI launched a consumer product that removes Arsenic and other contaminates to a negligible level from drinking water. The portable water filtration product's name is Code Blue(TM) and is exclusively provided to EYI. In addition, EYI sells dietary supplements and personal care products.
A large portion of EYI's sales are from CALORAD(R), a liquid protein supplement that has brought weight loss benefits to our customers. More than six million bottles of CALORAD(R) have been sold since EYI was founded in 1995. EYI's newest product, PROSOTEINE, is bringing our customers the benefits of a natural Energy drink.

EYI markets its products through an extensive network of Independent Business Associates. EYI's sales force is staffed by knowledgeable, experienced men and women and supported by our comprehensive training programs.

This press release contains forward-looking statements, particularly as related to, among other things, EYI's product purchase agreements and EYI's business strategy. The words or phrases "would be", "will allow", "intends to", "may result", "are expected to", "will continue", "anticipates", "expects", "estimate", "project", "indicate", "could", "potentially", "should", "believe", "considers" or similar expressions are intended to identify "forward-looking statements." Actual results could differ materially from those projected in the forward-looking statements as a result of a number of risks and uncertainties. Such forward-looking statements are based on current expectations, involve known and unknown risks, a reliance on third parties for information, transactions or orders that may be cancelled, and other factors that may cause EYI's actual results, performance or achievements, or developments in its industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties related to the enforceability of its product purchase contracts in foreign countries, the performance of EYI's staff, management, financing, competition, EYI's ability to implement or manage its expansion strategy, general economic conditions and other factors that are detailed in EYI's
Annual Report on Form 10-KSB and on documents EYI files from time-to-time with the Securities and Exchange Commission. Statements made herein are as of the date of this press release and should not be relied upon as of any subsequent date. EYI cautions readers not to place undue reliance on such statements. EYI does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences, developments, unanticipated events or circumstances after the date of such statement. Actual results may differ materially from the EYI's expectations and estimates.
EYI Industries, Inc. (OTC Bulletin Board: EYII)
EYI Industries Inc.
Jennifer Trevitt
Investor Relations
(604) 759-5017
EYII@Agoracom.com

Investor Relations
AGORA Investor Relations
EYII@Agoracom.com
http://www.agoracom.com/IR/EYI